Exhibit 21.01

Pacific Enterprises

Schedule of Significant Subsidiaries

at December 31, 2005

Subsidiary	State of Incorporation or Other Jurisdiction

Ecotrans OEM Corporation	California
Southern California Gas Company	California
Southern California Gas Tower	California